UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A.

Extraordinary General Meeting

We invite shareholders to meet at the Extraordinary General Meeting, to be held on March 31, 2026, at 4:00 p.m., exclusively in digital format, to resolve on the matter set forth in the Agenda.

This Extraordinary General Meeting is convened to approve the partial spin-off of Bradseg Participações S.A. (“Bradseg”) with the absorption of the spun-off net assets by the Company (“Bradseg Partial Spin-Off”), in the context of the business combination between Bradesco Gestão de Saúde S.A. (“BGS”), which is a wholly-owned subsidiary of Bradseg which, in turn, is a wholly-owned subsidiary of the Company, and Odontoprev S.A. (“Odontoprev"), a company indirectly controlled by Bradesco, with the ultimate objective of unifying, in Odontoprev, the equity interests in various businesses in the health segment of the Bradesco Organization and Odontoprev’s businesses (“Transaction”).

As a result, following the implementation of all stages of the Transaction (including satisfaction of applicable conditions precedent), Odontoprev will be elevated to the role of consolidator of the Bradesco Organization's healthcare ecosystem, assuming control of all its healthcare businesses, simplifying the corporate structure, providing greater administrative efficiency, and enabling potential benefits through the expansion of the integrated offering of healthcare and dental solutions. Further details about the Transaction as a whole can be found in the notices of material fact released on this date by Bradesco and Odontoprev.

Agenda:

To jointly examine, discuss, and vote on the following acts and documents related to the Bradseg Partial Spin-Off:

1.	The “Protocol and Justification for the Partial Spin-Off of Bradseg Participações S.A. and Absorption of the Spun-Off Portion by Banco Bradesco S.A.”, executed on February 26, 2026, between the management of Bradesco and Bradseg;

2.	The ratification of the appointment and hiring of KPMG Auditores Independentes Ltda., as the company responsible for preparing the appraisal report of the book value of the portion to be spun off from Bradseg, to be transferred to the Company ("Appraisal Report”);

3.	The Appraisal Report;

4.	The Bradseg Partial Spin-Off; and

5.	The authorization for the Company's officers to perform all acts necessary for the implementation of the Bradseg Partial Spin-Off.

In accordance with Article 5, Paragraph 4 of CVM Resolution No. 81/22, as amended by CVM Resolutions Nos. 59/21 and 204/24 (“CVM Resolution No. 81/22”), Bradesco considers it more

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appropriate to hold the Extraordinary General Meeting hereby convened exclusively in digital format, since this format allows for greater shareholder participation, as it enables the attendance of shareholders from any location in Brazil and abroad, as well as reducing costs both for shareholder participation and for holding the meeting.

Participation in the Meeting: the shareholders, their legal representatives or attorneys-in-fact may attend the Shareholders´ Meetings in any of the following ways:

•	Distance Voting: the shareholder may express their voting intention by submitting, by March 27, 2026, the respective Distance Voting Ballot:
-	to the bookkeeper of the Company's shares, through the Bradesco Branch Network;
-	to their custodian agents that provide this service, in the case of shareholders holding shares deposited with the central depositary;
-	to B3 S.A. – Brasil, Bolsa, Balcão, in its capacity as central depositary of the Company’s shares; and
-	directly to the Company, at the e-mail assembleias@bradesco.com.br, with no need for subsequent delivery of the physical document.

For additional information, see the rules set forth in CVM Resolution No. 81/22, and the procedures described in the Distance Voting Ballot made available by the Company, as well as in the Extraordinary General Meeting (“Manual”).

•	Participation and Voting during the General Meeting by Electronic System: the shareholder may participate in the Meeting and vote virtually during its proceedings.

The guidelines, data, and password for connection will be sent to shareholders who, by March 29, 2026, send a request to participate in the Meeting to the pre-registration link below, attaching the identification and/or representation documents, as detailed in the Manual.

https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxYiEATa6-iUK0f4dqwszDIzy9xEtlSH8FQJ3B2fOlKlM

As provided for in Paragraph 3 of Article 6 of CVM Resolution No. 81/22, shareholders who do not submit the request to participate in the General Meeting by March 29, 2026 may not be able to participate through the electronic system made available by the Company.

Pursuant to Article 126 of Law No. 6,404/76 and subsequent amendments (“Law No. 6,404/76”), to participate and vote at the Meeting, the shareholder must observe that:

•	in addition to the identity document and corporate and representation documents (in the case of corporate shareholders), the shareholder must also present, at the time of submitting the registration request, proof of ownership of shares issued by the Company, issued by the custodian. For the holder of book-entry shares held in custody at Bradesco, the presentation of said proof is waived;

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•	the shareholder may be represented by an attorney-in-fact appointed not more than one year prior, provided such attorney-in-fact is a shareholder or manager of the Company, a lawyer or financial institution, or an asset manager authorized by CVM and duly appointed to represent investment funds; corporate shareholders may be represented in accordance with their bylaws/articles of association;
•	before being submitted to the Company, the corporate and representation documents of legal entities and investment funds executed in a foreign language must be translated into Portuguese. The respective translations must be registered with the Registry of Titles and Documents (a sworn translation is not required).

Documents available to shareholders: all legal documents and additional information necessary for analysis and exercise of voting rights are available to shareholders on the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and the CVM (http://sistemas.cvm.gov.br/?CiaDoc).

Any inquiries may be directed to the Investor Relations website - banco.bradesco/ri- Corporate Governance, the Bradesco Branch Network, or via e-mail assembleias@bradesco.com.br.

Osasco, SP, February 27, 2026

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 27, 2026

BANCO BRADESCO S.A.

By:	/S/Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.